Via EDGAR

November 22, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1 Initially Filed on July 1, 2011, as amended File Number 333-175284

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and is filed together herewith the Company’s Amendment No. 4 to the Registration Statement (the “Amendment No. 4”).

We understand that the Staff has no comments on Amendment No. 3 to the Registration Statement which was filed on November 9, 2011. Amendment No. 4 has been prepared principally:  to reflect a reduction in the aggregate price of the units being offered from $15 million to $5.5 million (in both cases, exclusive of the underwriter’s overallotment option); to reflect the reduced anticipated proceeds of the offering; to remove references to the listing of the Company’s common stock on the NASDAQ Capital Market in connection with the offering (which the Company does not intend to pursue at this time); and to remove the references to a contemplated reverse split of the Company’s common stock, which was intended to be undertaken to satisfy requirements for the listing of the Company’s common stock on the NASDAQ Capital Market.

The Company has made other modifications to the disclosure to the extent necessary to reflect the reduction in proceeds, including in the use of proceeds section, and to change the estimated price range per unit from between $5.00 and $7.00 to $.50 and $.70 since the reverse split will not be effected in connection with the offering.  As a courtesy, we are separately providing by Federal Express a blackline document comparing Amendment No. 4 to Amendment No. 3.

We intend to contact the Staff regarding Amendment No. 4 on Monday, November 28.  In the event that the Staff has no further comments, the Company would expect to submit an acceleration request promptly thereafter with a view to obtaining effectiveness on the afternoon of Tuesday, November 29, after the close of market.
Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours, /s/ Paul Bork Paul Bork

cc:           Mr. Harry Palmin (Novelos)